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VIA EDGAR AND HAND DELIVERY

Ms. Suzanne Hayes
Assistant Director

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, D.C. 20549

Re:	Sol-Gel Technologies Ltd.

Registration Statement on Form F-1

(CIK No. 0001684693)

Dear Ms. Hayes:

On behalf of Sol-Gel Technologies Ltd. (the “Company”), we are transmitting this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 11, 2017 with respect to the Company’s Registration Statement on Form F-1 (the “Registration Statement”). This letter is being submitted together with a copy of Amendment No. 3 to the Registration Statement on Form F-1, which was filed on EDGAR on December 29, 2017 and revises the Registration Statement to address the Staff’s comment (the “Amended Registration Statement”). The bold and numbered paragraph below corresponds to the numbered paragraph in the Staff’s letter and is followed by the Company’s response. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of the Amended Registration Statement that reflect changes made to the Registration Statement.

Prospectus

Pages 2 and 81

1.	Please revise your added disclosure on page 2 and 81 to remove the reference to “favorable safety profile.” A safety determination is exclusively a FDA determination.

December 29, 2017

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on pages 2 and 81.

If you have any questions regarding the foregoing response or the enclosed Amended Registration Statement, please do not hesitate to contact me by telephone at (212) 906-2916.

Very truly yours,

/s/ Nathan Ajiashvili

Nathan Ajiashvili
of LATHAM & WATKINS LLP

cc:	Alon Seri-Levy, Chief Executive Officer, Sol-Gel Technologies Ltd.

Joshua Kiernan, Latham & Watkins LLP

Gene Kleinhendler, Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.